January 17, 2008

Division of Corporation Finance
Securities and Exchange Commission
Washington DC, 20549
Attention: Michael J. Reedich

Re:	Merrill Lynch & Co., Inc. Definitive 14A Filed March 16, 2007 File No. 001-07182

Ladies and Gentlemen:

I refer to your letter dated December 3, 2007, addressed to me, which provided additional comments on the 2007 Proxy Statement of Merrill Lynch & Co., Inc. (“Merrill Lynch” or the “Company”). Our responses are set forth below. In order to assist in your review of our responses to your comments, we have included the text of your comment before the related response.

Comment 1. “Please date and file your initial response letter as correspondence on EDGAR as soon as possible.”

Response: The initial response letter, as well as this letter, have been filed as correspondence on EDGAR.

Comment 2. “We note your response to comment 5 of our letter dated August 21, 2007. Please tell us in more detail how disclosure of your target ROE levels for 2006 will affect potential acquisitions you enter into today. For example, please provide us with a detailed example showing how your competitors could draw conclusions that could cause you competitive harm.”

Response: With respect to targets for the most recently completed fiscal year, we agree that we will include such targets in our 2008 Proxy Statement. With respect to prospective targets for years which have not been completed, we continue to believe that the specific prospective target ROE levels for the MP Plan is confidential financial information, disclosure of which would cause competitive harm for Merrill Lynch, and that we have disclosed all material information about the MP Plan by providing substantial detail about the operation of the plan and how hurdles were set, and that ROE for the first year of the plan exceeded the maximum target level. In light of your request, we consulted with our internal business development group (responsible for the Company’s business growth strategies and strategic acquisitions and divestitures), who provided the following hypothetical examples of how a competitor might use ROE targets for the 2006-2008 plan years to the detriment of Merrill Lynch:

1.     A competitor could construct a competing bid for a target company with a price that includes an ROE-based earn-out that is lower than the ROE derived from the disclosed targets.

•	It is not uncommon for other bidders in a competitive bidding situation for a company being “auctioned” to know that Merrill Lynch is a competing bidder. This can occur as a result of an analysis Merrill Lynch’s strategic needs or leaks by sell-side advisors.
•	Using Merrill Lynch’s disclosed ROE targets, a competing bidder could structure an economically superior bid by including a provision stating that earn-outs would be based on meeting ROE targets set below the forecasted ROE derived from the disclosed Merrill Lynch targets.
•	In formulating its own bid, Merrill Lynch would have to assume such tactics and either (1) increase other terms to compensate or (2) include a lower ROE hurdle as part of its own proposed earn-out.
•	In either case, Merrill Lynch would be at a competitive disadvantage relative to bidders whose internal financial targets are not disclosed (either because the bidders are not public companies or because they use a different compensation structure) because Merrill Lynch could not structure a bid to take such targets into account.[1]

Example: Competitor bids $100 plus $20 if ROE of the target company is more than X%, where X% is below Merrill Lynch’s disclosed target ROE. In the absence of the disclosure, the ROE hurdle would have been set at (X+Y)%. If Merrill Lynch wants to properly structure its earn out to avoid ROE dilution, it would be forced to make a higher bid to compensate.

2.     Merrill Lynch often bids for and acquires businesses where key members of management must be retained to accomplish the investment goals of the acquisition.

•	Management at these target companies negotiates separately with bidders for compensation and other work arrangements, including autonomy, decision making and capital management.
•	It would be possible for target management to use Merrill Lynch’s disclosed ROE targets to establish a ceiling for compensation arrangements using ROE-based performance requirements for the business being bought. Target management could take this approach based on its

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1     We believe this is the type of fundamental unfairness that Exemption 4 of the Freedom of Information Act is intended to address. National Parks and Conservation Ass’n v. Kleppe, 547 F. 2d 673, 678, n. 18 (D.C. Cir. 1976) (finding that disclosing information of a party without providing the party “similar access” to the information of competitors is “fundamentally unfair”).

assumption that this target (1) represents a sufficient return for those negotiating the acquisition or (2) is equivalent to the internal compensation program at Merrill Lynch. In either case, the result could be a ROE target that is lower than what otherwise may have been set.
•	If Merrill Lynch agrees to the lower ROE hurdles, it will reduce its return on its investment and have paid more to management than it otherwise would have paid, resulting in competitive disadvantage.
•	If Merrill Lynch is not willing to agree to the lower ROE targets requested by target management, the target’s strategic behavior might cause Merrill Lynch to pass on the investment, enabling a competitor to win the bid, thwarting a Merrill Lynch growth objective and reducing the available talent pool by tying up the management with non-competition arrangements.

Example: Target management negotiates a first year bonus pool that increases if ROE exceeds X%. In the absence of knowing Merrill Lynch’s disclosed ROE goals, Merrill Lynch would have been able to negotiate (X+Y)%.

Comment 3. “Please also advise us in more detail how disclosure of your financial, strategic, operating and leadership objectives would cause you competitive harm or explain to us why this information is otherwise not material. In addition, please clarify what you mean in the last paragraph of your response. In particular, we note your statement that “the Staff is not requiring disclosure of internal targeted performance in this context, but instead is requesting textual discussion.” Please clarify your understanding in this regard or revise.

Response: We respectfully reiterate our view that the disclosure of our specific, annual business objectives is immaterial and that such objectives include confidential information the disclosure of which would result in competitive harm.

A. Materiality

Like other public companies in our industry, Merrill Lynch pays its executives an annual salary as well as an annual bonus, paid after the end of each fiscal year, the amount of which is completely discretionary. The discretionary bonus for executive officers is determined by the Management Development and Compensation Committee (“MDCC”) of Merrill Lynch’s Board of Directors. The MDCC does not make the annual bonus determination in a formulaic manner. Instead, the MDCC considers a variety of factors and reaches a subjective conclusion as to the appropriate compensation levels. The factors informing the MDCC’s decision may include its perception of (1) Company financial performance, (2) the performance of each executive, (3) market pay levels, (4) competitive factors and (5) such other factors as individual MDCC members may consider appropriate. Financial and executive performance may be evaluated both on an absolute basis and relative to our competitors and other market circumstances.

To assist the MDCC in evaluating aspects of our executives’ performance and to ensure that the executives are pursuing plans consistent with the Board’s general understanding and agreement, the MDCC establishes, and the Board reviews, a series of business goals/objectives at the beginning of each year. For 2006, the Committee established numerous separate business goals, with many having multiple components. These business objectives were not weighted, and no objective or group of objectives had any specified relationship to yearly compensation levels. In general, annual objectives are not performance targets, but instead reflect budget expectations and strategic plans (for example, they might include plans to expand specific lines of business or address competitive deficiencies based on a gap analysis). The objectives may also include plans relating to non-financial elements of performance like leadership, diversity and recruiting.

We do not believe that a discussion of the specific, individual business goals/objectives is material to an understanding of our compensation program or the MDCC’s compensation decisions. First, the objectives as a whole are themselves only one element in the MDCC’s decision-making process. The relative weight of these objectives will vary from year-to-year and will vary from director-to-director. Even if all of the objectives were fully discussed and evaluated, it would not provide guidance as to the ultimate compensation outcome because the results would need to be considered in the context of the other factors being evaluated by the MDCC. For example, even if all of the objectives were deemed satisfied, it is possible that compensation would be reduced from prior levels because relative performance lagged competitors or other unexpected unanticipated performance factors were observed.

Second, no individual objective is material given that no objective is specifically tied to a compensation outcome and that there are numerous different objectives across many categories. Discussion of the individual objectives would therefore not further an investor’s understanding of the specific compensation decision. Moreover, we are concerned that any such discussion could not be accomplished succinctly.

We believe that it is appropriate to convey an understanding of our compensation process by providing a textual discussion of the type of factors considered by the MDCC and by discussing the material factors and outcomes noted by the MDCC in its ultimate determination (including factors that went beyond the objectives established at the beginning of the year). Beginning on page 43 of our 2007 Proxy Statement, we discuss absolute and relative financial performance, which was a significant factor for the MDCC in 2006. We then discuss the various types of objectives the MDCC considered and highlight again the specific outcomes the MDCC considered material. As an example, we note on page 44 the importance of ROE performance, particularly relative to our competitors. We believe it is material to investors that the MDCC identified ROE as a significant goal and, taking the total mix of information into account, evaluated our executives’ performance relative to that goal favorably. The specific budgeted ROE, on the other hand, is not material in this context.

We believe that a discussion of the type we have described best provides investors with the material information necessary to develop an understanding of our compensation process. Adding a detailed discussion of factors that are not material would only hinder that process. Moreover, we believe that investors are able to assess the advantages and disadvantages of our compensation process without having a detailed accounting of the specific objectives underlying the factors considered by the MDCC.

B. Competitive Harm

In addition to the immateriality of the individual objectives, we also believe that many of the objectives include confidential information the disclosure of which would result in competitive harm. Many of the objectives directly relate to our confidential business plans and strategies. Providing information regarding these confidential strategies to our competitors would allow them to respond accordingly. They would be able to identify business areas, geographic areas and personnel that we consider significant and focus their business strategies accordingly. Similarly, they would have insight as to our capital and financial plans. We would not, however, necessarily have similar information regarding our competitors.

As we have mentioned, there were numerous objectives for 2006. If disclosure of an objective was determined to be material, we would consider the content of that particular objective in light of the requirements of Exemption 4 of the Freedom of Information Act. For example, one of the goals for 2006 related to growing one of our business segments in certain geographic areas through acquisitions. This resulted in our exploration of a variety of opportunities in that area. If sellers or other bidders were aware of our emphasis on acquisitions in this area, they could adjust their sale price or bids accordingly. Similarly, another of our objectives related to acquiring additional human capital in a business area, and advance disclosure of this objective could result in a similar competitive reaction.2

Comment 4. “We also note your response to comment 10. It appears that you will comply with this comment in future filings. Please confirm that this is true. Refer to Q&A 4.05 of our Compliance and Disclosure Interpretations regarding Item 402 of Regulation S-K. These can be found at http://www.sec.gov.divisions/corpfin/guidance/execcomp402interp.htm .”

Response: We will comply with this comment in future filings.

This concludes our responses. In providing these responses, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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2     See Gulf & Western Indus. v. United States, 615 F. 2d 527, 530 (D.C. Cir. 1979) (finding that, to establish an exemption, a company need not show that competitive harm is a certainty but rather only that there is a likelihood that competitive harm may occur).

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you wish to discuss any of these responses, please feel free to contact me at 212-670-0180.

Sincerely, /s/ Richard B. Alsop